













Mohamed K · 3rd

CEO & Founder of Simple Virtual Kitchen

West Palm Beach, Florida, United States · Contact info

9 connections

Simple Virtual Kitchen

Experience

Chief Executive Officer
Simple Virtual Kitchen · Full-time
Mar 2022 - Present · 1 mo
West Palm Beach, Florida, United States

Chief Executive Officer
Just Wings Inc. · Self-employed
Nov 2020 - Present · 1 yr 5 mos
West Palm Beach, Floride, États-Unis

My goal is to help the restaurant community generate secondary sources of income through virtual brands. I give them the expertise and know how of seasoned restaurateurs, knowledge from national chain experience and the vision to put it all together in one complete easy to implement solution

Chief Executive Officer
Master Management LLC · Self-employed
Jan 2014 - Jan 2021 · 7 yrs 1 mo
Paris, Île-de-France, France

-Founded and managed a company specializing in consulting services for the restaurant industry

Chief Executive Officer
Madalinshik LLC · Full-time
Oct 2017 - Oct 2020 · 3 yrs 1 mo
Lake Worth, Floride, États-Unis

Founded and managed successful restaurants in Florida

Chief Executive Officer
speed rabbit pizza Toulouse · Self-employed
Jun 2010 - Sep 2015 · 5 yrs 4 mos
Toulouse, Occitanie, France

Founded and Managed three successful pizza restaurants (franchised).